UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33335

SPECTRUM MANAGEMENT HOLDING

COMPANY, LLC

(Exact name of registrant as specified in its charter)

400 Atlantic Street

Stamford, Connecticut 06901

(203) 905-7801

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5 3⁄4% Notes due 2031

5 1⁄4% Notes due 2042

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5 3⁄4% Notes due 2031: approximately 96 holders

5 1⁄4% Notes due 2042: approximately 104 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Spectrum Management Holding Company, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2016	By:	/s/ Kevin D. Howard
Name: Kevin D. Howard
Title: Senior Vice President – Finance, Controller and Chief Accounting Officer